APRIL 2022

Macellum
CAPITAL MANAGEMENT

Keep KOHL'S Accountable

REBUTTAL DECK:

- ✓ CHERRY-PICKING TIME PERIODS, PEER GROUPS & METRICS DOESN'T CHANGE THE FACTS
- ✓ FOCUS ON THE FACTS — NOT 'HYPOTHETICAL' ADJUSTMENTS

VOTE THE <u>WHITE</u> PROXY CARD

DISCLAIMER

The materials contained herein (the “Materials”) represent the opinions of Macellum Badger Fund, LP and the other participants named in this proxy solicitation (collectively, “Macellum”) and are based on publicly available information with respect to Kohl's Corporation (the “Company”). Macellum recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Macellum’s conclusions. Macellum reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Macellum disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Macellum herein are based on assumptions that Macellum believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Macellum currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of Macellum from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Macellum discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Macellum expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Macellum. Although Macellum believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Macellum will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Macellum has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

KOHL'S FACES SIGNIFICANT RISK IF MACELLUM'S NOMINEES ARE NOT ELECTED

Kohl's' Investor Presentation includes misleading adjustments, cherry-picked timeframes and new peer groups

- Kohl's creates a hypothetical undisturbed share price ("HUSP") of $56.08 by adjusting its stock price 20% higher from a price before takeover announcements, while neglecting many critical facts pertaining to its retail peers[1] and the industry over the adjustment period
- Kohl's' claim of 76% five-year TSR cherry-picks dates and peer groups
- Kohl's touts EPS growth while ignoring the significant declines in EBITDA, EBIT and EBT relative to its retail peers
- We contend the Company's stock **will drop to $47 or lower if Kohl's does not announce a strategic transaction** and investors are forced to rely on a recycled three-year strategy that does not appear to create value
  - Kohl's' strategic plan calls for a drop in EBIT and less than 4% compounded EPS growth from FY 2021
  - Kohl's traded at $46.84 pre-takeover bids and experienced a 13% stock price decline following Kohl's' investor day on March 7, 2022, which unveiled its go-forward strategic plan in great detail
- Kohl's disingenuously shows a finance committee tasked with overseeing the strategic process, consisting of four people leaving out 30+ year tenured director Frank Sica, who isn't standing for reelection but was previously disclosed as serving on the committee. Macellum's prior nominee only represents 1 of 4 committee members, but previously was 1 of 5 members.

THE COMPANY'S REFUSAL TO REVEAL RESULTS OF THE SALE PROCESS BEFORE THE ANNUAL MEETING RESULTS IN SIGNIFICANT RISK TO SHAREHOLDERS. WE CONTEND KOHL'S' STANDALONE PLAN WILL RETURN TO PRE-TAKEOVER STOCK PRICES (OR LOWER) IF KOHL'S DOES NOT ANNOUNCE A STRATEGIC TRANSACTION OR IF SHAREHOLDERS DO NOT ELECT A REFRESHED BOARD THAT CAN MAXIMIZE VALUE.

Source: Company SEC Fillings, Bloomberg LP.
1: Retail Peers on this slide are defined as Kohl's' TSR Peer Group, which includes: DDS, JWN, M, BRUL, TJX, ROST, ANF, AEO, BBBY, BBY, CRI, CHS, PLCE, DBI, DKS, EXPR, FL, GPS, HD, PVH, TGT as per Kohl's' Definition.

KOHL'S' CLAIM OF A $56.08 HYPOTHETICAL UNDISTURBED SHARE PRICE IS MISLEADING

Put simply, the Company's adjustment to its pre-takeover bid stock price ignores the facts

The Kohl's Board adjusts the stock 20% higher from the pre-takeover price ($46.84) based on the performance of Dillard's, Macy's and Nordstrom

Kohl's overlooks four very important facts, in our view:

1. Dillard's, Macy's and Nordstrom were up an average of 15.3% the day of the reported Kohl's takeover bids
   - We believe the market was expressing a belief that other private equity firms could also express an interest in these three retailers

2. Nordstrom provided positive guidance on March 1st and the stock surged 38% higher

3. Kohl's' stock fell 13% when it released its three-year plan on March 7, 2022

4. The most widely used yard stick for a retailers' performance, the S&P Retail Index (XRT), declined 1.5% over the same "adjustment" timeframe
   - Adjusting for the change in the XRT, a more relevant guide to the market's sentiment regarding the retail sector, would result in a "HUSP" of $46.11 – not $56.08

WITHOUT MEANINGFUL BOARD CHANGE OR AN ANNOUNCED SALE OF KOHL'S, WE SEE GREAT RISK TO KOHL'S' STOCK PRICE.

Source: Company SEC Filings, Bloomberg LP.
1: TSR Data was calculated using Bloomberg LP with dividends reinvested based on the dates that Kohl's had provided, ending on April 11th, 2022.

WITHOUT THE PRESSURE OF MACELLUM, WOULD KOHL'S HAVE EVEN EXPLORED STRATEGIC BIDS?

We contend without the election of Macellum's nominees, there is significant risk to the sale process

Jan 18, 2022
- Macellum publishes its first letter noting belief there may be well-capitalized buyers for Kohl's. **Stock Price: $49.75**
- Kohl's responds to Macellum's claims about strategic interest claiming it was "unfounded speculation"

Jan 21, 2022
- After the markets close, *The Wall Street Journal* reports that Acacia Research has bid $64 to buy Kohl's. **Stock Price: $46.84**

Jan 23, 2022
- Multiple news sources claim Sycamore Partners was prepared to bid $65 to buy Kohl's. **Stock Price: $46.84**

Jan 24, 2022
- Kohl's confirms receipt of expressions of interest. **Stock Price: $63.71**

Jan 25, 2022
- Macellum issues letter to the Kohl's Board regarding the need to immediately appoint a shareholder representative to support a credible review of strategic alternatives. **Stock Price: $62.27**

Feb 4, 2022
- Kohl's rejects both offers and enacts a two-tiered poison pill. Claims finance committee would engage with inbound interested parties. **Stock Price: $59.68**

Feb 10, 2022
- Macellum nominates 10 directors and expresses serious concerns with Kohl's hasty rejection of two offers in just two weeks. **Stock Price: $60.58**

Feb 14, 2022
- Macellum issues a press release detailing concerns that the Board is attempting to chill a sale process. **Stock Price: $58.07**

Mar 1, 2022
- Kohl's highlights in its Q4 earnings call that the Board is measuring its internal plan vs. other alternatives and has had Goldman Sachs do outreach as well as handle inbound offers. **Stock Price: $56.80**

Mar 7, 2022
- Kohl's holds Investor Day detailing standalone plan but does not detail any strategic review process. Post-market close: Kohl's files proxy statement claiming Goldman Sachs has engaged with over 20 parties. **Stock drops 13% to close at $51.15**

Mar 21, 2022
- Kohl's announces an update to the process, stating it authorized Goldman Sachs to "coordinate with select bidders who have submitted indications of interest to assist with further due diligence". **Stock Price: $62.05**

Apr 4, 2022
- Macellum issues a letter to the Kohl's Board regarding the need for a transparent update on the sale process. **Stock Price: $60.62**

Apr 12, 2022
- News sources report Franchise Group has bid $69 per share. **Stock Price: $57.24**

Apr 21, 2022
- Kohl's issues investor presentation claiming it has engaged with 25 bidders and is conducting a process to explore strategic alternatives. **Stock Price: $58.61**

Apr 22, 2022
- News reports suggest Simon Property, Brookfield have expressed interest in Kohl's. **Stock Price: $57.36**

Why did reported bids occur from The Franchise Group and Simon Property/Brookfield in April 2022 if Company was truly running a robust process starting in January?

Source: Bloomberg LP, Company SEC Filings, Bloomberg LP, and Bloomberg LP Transcripts, Closing Stock Prices.

KOHL'S' POSITIVE TSR CLAIM CHERRY-PICKS DATES AND PEER GROUPS

In addition to neglecting obvious facts when creating a fictional "HUSP" for the ending price, Kohl's chooses to show the only timeframe, among many, that it might have outperformed. Further, the Company cherry picked a 5 year TSR end date of April 11, 2022

While we prefer to show both mean and median, Kohl's only displays the median. The mean for all time periods is substantially worse

- Using the average for the Five-Year TSR:
  - The Direct Peer Group would be up 146%[1]
  - The Off-Price Peer Group would have a TSR of 85%[1]
  - The Other Retail Peer Group would have a TSR of 48%[1]
  - The total TSR Peer Group would have a TSR of 67%[1]

- When using the unaffected stock price, before Kohl's acknowledged takeover bids on Jan. 21, 2022, the underperformance across all peer groups and timeframes is startling

- Kohl's also neglects any comparison the S&P Retail Index (the "XRT") while finding it perfectly acceptable to compare Macellum's investments to the XRT

WE ARE LEFT WONDERING: WHAT IS THE POINT OF HAVING A TSR PEER GROUP IN ITS OWN PROXY ONLY TO IGNORE IT WHEN MEASURING PERFORMANCE AT THIS CRITICAL JUNCTURE?

Source: Company SEC Filings, Bloomberg LP.
1: TSR Data was calculated using Bloomberg LP with dividends reinvested based on the dates that Kohl's had provided, ending on April 11th, 2022.

KOHL'S' ACTUAL UNDERPERFORMANCE ACROSS A MULTITUDE OF TIMEFRAMES AND PEER GROUPS

Our more appropriate timeframe (ending with 01/21/2022), excluding "hypothetical" adjustments, highlights how Kohl's underperformed across multiple time periods

1-YEAR TSR


105%
85%
65%
45%
25%
5%
(15%)
(35%)
7%
86%
(11%)
21%
26%
8%
(1%)
Kohl's
Direct Peers
Off-Price Peers
Other Retail Peers
Kohl's TSR Peer Group
S&P Retail
Kohl's Relative to S&P Retail

SINCE PRE-COVID (12/31/2019) TSR


100%
80%
60%
40%
20%
0%
(20%)
(40%)
(60%)
(80%)
(100%)
(3%)
76%
(4%)
25%
28%
74%
(76%)
Kohl's
Direct Peers
Off-Price Peers
Other Retail Peers
Kohl's TSR Peer Group
S&P Retail
Kohl's Relative to S&P Retail

3-YEAR TSR


100%
50%
0%
(50%)
(100%)
(150%)
(25%)
77%
25%
37%
41%
81%
(106%)
Kohl's
Direct Peers
Off-Price Peers
Other Retail Peers
Kohl's TSR Peer Group
S&P Retail
Kohl's Relative to S&P Retail

5-YEAR TSR


120%
100%
80%
60%
40%
20%
0%
(20%)
(40%)
(60%)
41%
97%
100%
51%
65%
93%
(52%)
Kohl's
Direct Peers
Off-Price Peers
Other Retail Peers
Kohl's TSR Peer Group
S&P Retail
Kohl's Relative to S&P Retail

10-YEAR TSR


400%
300%
200%
100%
0%
(100%)
(200%)
(300%)
41%
144%
333%
149%
166%
223%
(182%)
Kohl's
Direct Peers
Off-Price Peers
Other Retail Peers
Kohl's TSR Peer Group
S&P Retail
Kohl's Relative to S&P Retail

Source: Bloomberg LP– Data as of 1/21/2022 (KSS Actual Unaffected Price). TSR Assumes Dividends Reinvested in All Companies. Peer Groups TSRs are the average TSR performance of each company in the perspective peer groups.
Notes:; Direct Peers includes M, JWN, DDS as per Kohl's Definition. Office Price Peers includes TJX, ROST, and BURL as per Kohl's Definition. Other Retail includes ANF, AEO, BBBY, BBY, CRI, CHS, PLCE, DBI, DKS, EXPR, FL, GPS, HD, PVH, TGT as per Koh's Definition.

KOHL'S NOW USES DILLARD'S AS A DIRECT PEER, BUT DOES NOT INCLUDE IT IN ITS COMPENSATION OR PERFORMANCE PEER GROUPS IN ITS PROXY

Macellum has always included Dillard's as a peer

We are confused as to why Kohl's has only recently decided that Dillard's is a direct peer when it is neither in its compensation peer group or performance peer group, especially since Kohl's states its performance peer group consists of its "closest competitors"

Could it be that adding Dillard's to "Direct Peers" helps Kohl's' argument?

"The Performance Peer Group historically consisted of our closest competitors"

Kohl's Compensation Peer Group

Compensation Peer Group

To establish the Compensation Peer Group, the Committee considers many criteria, including:

- Whether each comparator company is in the same or a similar segment of the retail industry as Kohl's;
- Whether each comparator company is similar to Kohl's in terms of size—including revenues, total assets, and market capitalization;
- The complexity and scope of each comparator company's business;
- The similarity of each comparator company's business model to Kohl's business model;
- Whether each comparator company competes with Kohl's for profits and talent; and
- Other characteristics unique to Kohl's or the retail industry, which could include things like growth trajectory and business strategies.

In August 2021, the Committee determined that this year's compensation analysis would be based upon an expanded Compensation Peer Group, incorporating several new additions:

	20 Trading Day Market Capitalization ($ Billions)*	Revenue ($ Billions)*
Best Buy Co., Inc.**	27.8	50.3
The TJX Companies, Inc.	80.8	37.8
Dollar Tree, Inc.**	23.1	25.7
Macy's, Inc.	5.8	19.8
Gap, Inc.	12.2	15.7
Ross Stores, Inc.	43.8	15.2
Nordstrom, Inc.	5.6	11.6
Dick's Sporting Goods, Inc.**	8.8	11.2
Bed, Bath & Beyond, Inc.	3.1	9.9
Foot Locker, Inc.**	6.3	8.5
Burlington Stores, Inc.**	21.4	7.1
Ulta Beauty, Inc.**	18.7	6.9

Kohl's Performance Peer Group

Performance Peer Group

We've historically measured our performance against a more targeted set of peers for purposes of potentially earning threshold payments under our Annual Ince threshold vesting of certain performance-based equity awards. The Performance Peer Group historically consisted of our closest competitors—the 6-7 retailers with the most similar products and customer base. The recent bankruptcy of J.C Penney Company, Inc. – yet another direct competitor of the Company that failed in recent years – necessitated changing the Peer Performance Group. In March 2021, in consultation with Steven Hall & Partners, which was then serving as the Committee's independent compensation consultant, the Committee adjusted the Performance Peer Group to reflect a broader set of peers that compete with the Company in certain product segments. Collectively, in addition to removing J.C. Penney Company, Inc., the Committee added four new retail companies to expand the peer group to nine companies:

	Customer Segment	Product Segment
Macy's, Inc.	Mid-Tier	Multiline
Gap, Inc.	Mid-Tier	Apparel
Bed, Bath & Beyond, Inc.*	Mid-Tier	Home
Dick's Sporting Goods, Inc.*	Mid-Tier	Active/Shoes
L Brands, Inc.*	Mid-Tier	Apparel
Nordstrom, Inc.	High-End	Multiline
Ross Stores, Inc.	Off-Price	Apparel
The TJX Companies, Inc.	Off-Price	Multiline
Foot Locker, Inc.*	Mid-Tier	Active/Shoes

* *New additions to Performance Peer Group in 2021*

Source: Company 2022 Proxy Statement, Bloomberg LP.

KOHL'S' EBITDA GROWTH HAS MATERIALLY LAGGED PEERS

Kohl's misleadingly displays its average five-year EBITDA margin of 11.9%, however, the Company neglects to point out that peers have grown EBITDA dollars significantly while Kohl's' EBITDA has declined

EBITDA 2017 vs. 2022E[1] ($ in millions)


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,407
$2,232
$1,534
$2,331
$3,058
$2,159
2017
2022E
Kohl's
Kohl's TSR Peer Group
Macellum Retail Peer Group

EBITDA Dollars % Change 2017-2022E[1]

(3%)

37%

40%

Source: Bloomberg LP– Data as of 4/22/2022
1: 2022 EBITDA are Bloomberg 2022 Consensus Estimates as of 04/22/2022.
Notes:; Kohl's TSR Peer Group includes DDS, JWN, M, BRUL, TJX, ROST, ANF, AEO, BBBY, BBY, CRI, CHS, PLCE, DBI, DKS, EXPR, FL, GPS, HD, PVH, TGT as per Koh's Definition. Macellum Retail Peer Group includes : AEO, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

KOHL'S TOUTS OUTPERFORMANCE VS. CONSENSUS DURING 2021 AS THE ECONOMY REOPENED

Kohl's significantly underperformed retail peers' EBIT and revenue growth from FY 2019 to FY 2021

The Company continuously took credit for beating the consensus as the economy reopened, when in reality, Kohl's was not able to accurately judge the impact of the stimulus and newly reopened economy

EBIT Growth 2021 vs. 2019

	Growth FY 19 vs. FY 21
Macellum Retail Peer Average	149%
Macellum Retail Peer Median	97%
KSS	**39%**

Revenue Growth 2021 vs. 2019

	Growth FY 19 vs. FY 21
Macellum Retail Peer Average	19%
Macellum Retail Peer Median	16%
KSS	(2%)

KOHL'S NEGLECTS TO SHOW ANY RELATIVE PERFORMANCE THAT WOULD DEMONSTRATE ITS DISAPPOINTING PERFORMANCE.

Source: Company SEC Filings, Bloomberg LP.

Note: Macellum Retail Peer Average/Median Includes: AEO, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

KOHL'S' TSR PEER GROUP USES MANY COMPANIES THAT ARE NOT APPROPRIATE

Kohl's' TSR peer group includes other retailers that Macellum does not believe are the most relevant:

- Abercrombie & Fitch Co. (ANF) - 30% of its sales are international
- Carter's Inc (CRI) - 33% of its sales are wholesale and 12% are international
- Designer Brands Inc. (DBI) - a footwear retailer with only 10% of Kohl's' sales
- Foot Locker (FL) – derives a majority of its sales from shoes, which are only 10% of Kohl's' sales. Foot Locker also just announced the loss of a significant portion of sales from Nike, driving the stock down 30%
- Home Depot (HD) - has no relevance to Kohl's
- PVH Corp. (PVH) – is a manufacturer of apparel – not a retailer – and has material international exposure

Macellum has selected a much more comparable peer group that excludes the above and includes:

- The Buckle Inc. (BKE) – an apparel retailer with exposure to the casual lifestyle, catering to a younger customer
- Citi Trends (CTRN) – a retailer with 600 stores that caters to a significant portion of Kohl's' customer base: the African American community
- Hibbett Inc. (HIBB) – an off-mall Athleisure apparel and footwear company
- Urban Outfitters (URBN) – an on- and off-mall apparel and accessories retailer catering to a casual lifestyle
- Williams-Sonoma (WSM) – a retailer catering to the home good segment, which comprises ~18% of Kohl's' sales

Source: Company SEC Filings, Bloomberg LP.

KOHL’S TOUTS ITS EPS GROWTH WHILE NEGLECTING ITS OPERATING DETERIORATION

Kohl’s touts its three-year plan while using fiscal 2022 as the starting point and overlooks the EBIT declines from fiscal 2021

- Kohl’s’ financial framework misleadingly touts EPS growth of mid-to-high single digits
- Only in a fine print footnote does Kohl’s clarify that the framework starts in 2022
- Neglects to point out that 2022 guidance projects EPS and EBIT declines from 2021
- Kohl’s’ EPS CAGR from 2021 paints a more negative and accurate picture of less than 4% EPS CAGR
- All of which is derived from share repurchases while spending $2.5 billion in capital expenditures
- Further, we believe this three-year plan has meaningful risk, which is apparent when looking at consensus estimates for 2024 of $7.80 vs. Kohl’s’ mid-point of $8.22

Kohl’s also touts its historical EPS growth from 2017 to 2022 guidance

- Again, most of which is driven by share repurchases while EBITDA is expected to be down mid-single-digits

Macellum believes changes in EBITDA more accurately portray the operating performance which the Board should be judged by

Further, there is no reasonable scenario, from Macellum’s perspective, that would result in multiple expansion used to derive further price targets with 4% compounded EPS growth. Even if Kohl’s hit the midpoint of guidance at $8.22, which has significant risk, the stock would be worth $65 in three years

Source: Company SEC Filings, Bloomberg LP

KOHL'S APPEARS TO LACK UNDERSTANDING OF A SALE LEASEBACK TRANSACTION

- In Kohl's' sale leaseback assessment, the Board fails to understand a basic premise: a sale leaseback does **NOT** create debt which must be paid back, nor does it materially impair valuation

- It should be noted that all of the reported buyers intend on monetizing the owned real estate to create value. Our nominees are committed to analyzing a potential sale leaseback transaction to understand the disconnect between what Kohl's' Board believes and what potential buyers see
  - In fact, at least two of the reported buyers, Hudson's Bay and the consortium of Simon Properties and Brookfield, have extensive knowledge of the value of real estate assets

- We disagree with Kohl's' analysis of the effective capitalization rate. We believe that once the proceeds are used to reduce shares that pay an after-tax cash dividend of $2.00, the net effective, after-tax cash capitalization rate is 3.4%, a very low rate when compared to the U.S. treasury 10-year yield of almost 3%

- While we disagree with including leases as part of debt for valuation purposes, even when the calculation is done that way, Kohl's' debt + capitalized leases to EBITDAR falls well within peer group levels[1]

- Almost none of the retail peer group owns a significant amount of real estate yet Kohl's is accorded the lowest valuation among them with no value ascribed to these stranded assets[1]

1Note: Macellum Retail Peers include AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

KOHL'S MISREPRESENTED MACELLUM'S PERFORMANCE

Macellum's campaigns have created significant value for shareholders.

	TSR During Our Tenure	
BIG LOTS [1]	135%	Macellum drove significant shareholder value accomplished through a $725 million sale leaseback. Big Lots, unfortunately, chose to remove Macellum's nominees the following year and an entrenched board resumed the status quo
BED BATH & BEYOND [2]	58%	In addition to material value creation, Bed Bath & Beyond was also able to monetize $750 million of non-core assets, roughly 75% of its market capitalization at the time. The proceeds were used to pay down debt and repurchase stock. Bed Bath & Beyond is a glaring example of how only having a small minority (four of 12) impedes turnaround efforts
CITI TRENDS [3]	78%	Citi Trends' stock was as high as $105 prior to the recent decline, which was induced by macro headwinds affecting Citi Trends' low-end customer. At its peak, four+ years after Mr. Duskin joined the board, the stock was up 510%[4]
THE CHILDREN'S PLACE [5]	162%	Macellum's campaign resulted in material gains for three years *after* our engagement, despite only adding one Macellum director. The subsequent regression that the Company faced is another glaring example of how entrenched boards return to the status quo without meaningful change and accountability in the boardroom

Source: Bloomberg LP– Data as of 1/21/2022 (KSS Actual Unaffected Price). TSR Assumes Dividends Reinvested in All Companies.
1: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 4/23/20 to 10/01/20, when Macellum shareholder representative was forced to leave the board under the terms of the settlement agreement
2: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 5/29/19 to 4/11/22
3: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 5/24/17 to 4/11/22
4: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 5/24/17 to 4/23/21
5: : TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 3/06/15 to 3/06/18